Robert M. Grace, Jr.	Direct Dial: +1 803.326.3989
Vice President, General Counsel
And Secretary
September 26, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Katherine Wray
         Mr. Mark P. Shuman
         Ms. Barbara C. Jacobs

Re:	3D Systems Corporation
Registration Statement on Form S-1
File No. 333-145493

Form 10-K/A for the year ended December 31, 2006
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended March 31, 2007
File No. 000-22250
Ladies and gentlemen:
     On behalf of 3D Systems Corporation (the “company”), I hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above referenced filings set forth in the comment letter dated September 14, 2007 (the “Comment Letter”) as well as those communicated to us in a telephone conversation on September 14, 2007. This response letter is intended to reflect the company’s response to the Staff’s comments in a manner that is consistent with the telephone discussion with Ms. Wray on September 19, 2007. This letter is being submitted to you contemporaneously with our filing of the First Amendment to the Registration Statement on Form S-1 referred to above. That Amendment sets forth changes to the Staff’s comments as outlined below as well as pertinent updating information.
     As discussed in that telephone call, we are prepared to submit a request for acceleration of the Registration Statement once the Staff advises us that it is satisfied with the First

3D Systems Corporation • 333 Three D Systems Circle • Rock Hill, SC 29730 • USA
Phone: 803.326.3900 • Fax: 803.326.4311 • www.3dsystems.com • NASDAQ: TDSC

U.S. Securities and Exchange Commission

September 26, 2007
Amendment and that it has no further comments with respect to the Registration Statement. We recognize, of course, that such advice does not reflect the Staff’s endorsement of the Registration Statement and that the company remains fully responsible for it.
     For convenience of reference, I have set forth the text of the comments in the Comment Letter in bold, italicized text before the respective responses to each comment. In addition, I have conformed the section headings and paragraph numbers to those in the Comment Letter and set forth the changes or details that are reflected in the First Amendment that we are submitting concurrently with this letter. In addition, on the blacklined pages of the First Amendment separately provided to Ms. Wray, we have placed numbers or other indications in the margins next to the changes in the text made in response to each of the comments described below.
FORM S-1 — PROSPECTUS
General — Comment received during telephone call on September 14, 2007
     Please update the publicly-filed documents that are incorporated by reference into the prospectus to include all publicly-filed documents filed since the end of your last fiscal year.
     We updated the publicly-filed documents that are incorporated by reference into the prospectus to include all publicly-filed documents filed since December 31, 2006 that are required to be incorporated by reference, including our Quarterly Reports on Form 10-Q/A for the periods ended March 31, 2006 and June 30, 2006 and our Quarterly Report on Form 10-Q for the period ended September 30, 2006.
     We will also incorporate by reference any other documents that we file prior to the effective date of the Registration Statement that are required to be incorporated by reference into it.
Selling Shareholders, page 4
l.	With respect to the shares to be offered for resale by selling stockholder Kirsch-Cassis Profit Sharing Plan, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.
     We updated footnote 17 to the selling stockholder table to comply with this comment by inserting a sentence to the effect that “[W]e have been advised that Bernard Selz has sole investment and voting control over the securities owned by Kirsch-Cassis Profit Sharing Plan.”
     In response to a comment that we received directly from a selling stockholder, we have revised the first sentence of footnote 10 to the selling stockholder table to the effect that “[W]e have been advised that Michael B. White has sole investment and voting control over the securities owned by Ottley Properties, LLC.”

U.S. Securities and Exchange Commission

September 26, 2007
2.	We note your disclosure in footnote 3 to the selling stockholder table regarding selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please delete the “to our knowledge” limitation and either state that none of the selling stockholders is a registered broker-dealer, or revise where appropriate to indicate which selling stockholders are broker-dealers or affiliates of broker-dealers. For any selling stockholders who are broker-dealers, please either identify the selling stockholder as an underwriter, or revise your disclosure to indicate that the selling stockholder acquired the securities as compensation for investment banking services.
     We have revised footnote 3 to the selling stockholder table to reflect the Staff’s comment with language to the following effect:
“We have been advised that none of the Selling Stockholders is registered as a broker-dealer. A selling stockholder who is an affiliate of a registered broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, if such selling stockholder (a) did not acquire its shares being offered in the ordinary course of business or (b) had any agreement or understanding, directly or indirectly, with any person to distribute the securities. We have identified in the notes below each selling stockholder who has advised us that it is an affiliate of a registered broker-dealer. No such selling stockholder who is an affiliate of a registered broker-dealer received any securities as compensation for investment banking services in connection with the private placement. We have been advised that each such selling stockholder who is an affiliate of a registered broker-dealer purchased the shares of common stock in the private placement in the ordinary course of such stockholder’s business and, at the time of the purchase of such shares, did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares.”
Additionally, in connection with the revised footnote 3, we have added disclosure in footnotes 5, 7 and 17 that such selling stockholder has advised us that it is an affiliate of a registered broker-dealer.

U.S. Securities and Exchange Commission

September 26, 2007
Form S-1 — Part II
Undertakings, page II-3
3.	We note that your registration statement includes the undertaking required for registrants relying on Rule 430B as well as those for registrants relying on Rule 430C. It does not appear, however, that the company is relying on Rule 430B in the prospectus as filed. Please clarify which rule the company is relying on in this filing by including only the undertakings required for that rule. If the company intends to rely on Rule 430B, please advise of the basis for your belief that the company is eligible to do so.
     In response to the Staff’s comment, we have modified the Undertakings to include only the undertakings required with respect to Rule 430C, upon which the company is currently relying.
Form 10-K/A and Forms 10-Q
Controls and Procedures
4.	We note the following final sentence in the “Controls and Procedures” section in each of your Form 10-K/A and Forms 10-Q: “Other than actions we have taken to remedy the material weaknesses identified above, there were no material changes in our internal control over financial reporting during the period covered by this [annual or quarterly report, as applicable] that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” We note further that substantial portions of the subsection entitled “Remediation of material weaknesses” in each of the three periodic reports appear to be identical, and as a result it is unclear what progress, if any, the company has made during each period. Consistent with Item 308(c) of Regulation S-K, please clarify which remedial actions were taken during the relevant quarter (the fourth fiscal quarter in the case of an annual report) that constitute changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
     As discussed during the telephone conversation on September 19, 2007 with Ms. Wray, we appreciate the Staff’s comment, and we are mindful that substantial portions of the subsection entitled “Remediation of material weaknesses” in each of the three periodic reports referred to in the Staff’s comment appear to be identical. As we discussed in that telephone call, we believe that this comment would be most appropriately addressed in future filings, and the company intends to do so.
     In the preparation of each of our periodic reports since the material weaknesses were first reported, we have considered what updated disclosures could appropriately be made. We believe

U.S. Securities and Exchange Commission

September 26, 2007
that, under all of the facts and circumstances, the disclosures contained in those periodic reports are complete and accurate and that no material information not otherwise disclosed would be made available if they were revised retrospectively as suggested by the Staff.
     In this regard, we note that the company was late in filing its Quarterly Report on Form 10-Q for the period ended September 30, 2006 (which was filed on February 2, 2007) due to a restatement reported in that filing, that the company was late in filing its Annual Report on Form 10-K (which was filed on April 30, 2007), and that the company was late in filing its Quarterly Report on Form 10-Q for the period ended March 31, 2007 (which was filed on May 30, 2007).
     In the Form 10-Q for the period ended September 30, 2006, the company disclosed four material weaknesses that it had determined to exist as of September 30, 2006, and it disclosed additional material weaknesses in the Form 10-K. As set forth in the Form 10-K/A referred to by the Staff, that filing was made to correct non-material errors in the Form 10-K that are identified in an Introductory Note to that filing.
     In view of the material weaknesses that the company disclosed, which included notably its inability to timely prepare and issue periodic financial statements as a result of the material weaknesses that it disclosed, the company was not in a position to determine either at September 30, 2006, December 31, 2006 or March 31, 2007 which, if any, of the remedial actions it had taken had been effective or any matters relating to the timing of their effectiveness.
     While the company was pleased that it was able to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2007, it was similarly not in a position to determine prior to the filing of that periodic report any matters relating to the effectiveness of its remediation program.
     The company does, however, believe that it has subsequently been able to evaluate certain of these matters, and, subject to the completion of any testing required to be completed to be in a position to attest to improvements in its internal controls over financial reporting, the company expects to be in a position to make disclosures responsive to the Staff’s comments by reporting on its progress in its Quarterly Report on Form 10-Q for the period ending September 30, 2007 and in subsequent future filings.
     We trust that this is responsive to the comments expressed by the Staff.

U.S. Securities and Exchange Commission

September 26, 2007
5.	We note your statement in the third full paragraph on page 41 of your Form 10-Q for the quarter ended June 30, 2007, that evaluation and testing has not yet been completed to determine whether the company’s material weaknesses have been remediated. In future filings, when you refer to remediation or other steps associated with your evaluations, please provide an estimate of when such steps expected to be completed.
     Please see our response to comment 4. As discussed during our telephone conversation with Ms. Wray on September 19, 2007, we expect to be in a position to make disclosures responsive to the Staff’s comment in future filings.
     Please contact me at (803) 326-3989 if you have any questions regarding the foregoing responses. We would also like to discuss any matters not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.
Very truly yours,

/s/ Robert M. Grace, Jr.
Robert M. Grace, Jr.
Vice President, General Counsel and Secretary

cc:	Andrew M. Johnson
Sean M. Jones